Exhibit 4.3


                          FRANCE TELECOM LIQUIDITY PLAN
                    FOR UNITED STATES EMPLOYEES OF ORANGE SA
                                   April 2004



1.       Purpose

         The purpose of the France Telecom Liquidity Plan for United States Employees of Orange SA (the "Plan") is to ensure that employee stock options awarded by Orange to subscribe for Orange Shares ("Stock Options") continue to provide employment incentives to US employees of Orange following the cessation of a public trading market for Orange Shares by providing such employees with a means to realize value upon exercise of their Stock Options. The Plan also provides a mechanism for employees who hold Orange Shares that they acquired as a result of exercising Stock Options after completion of the Compulsory Buy-Out to realize value for those shares.

2.       Eligible Employees

         Residents of the United States who hold one or more Stock Options are eligible to participate in the Plan, provided their options have not lapsed. Regular employees of Orange who are residents of the United States and who hold Orange Shares that they acquired by exercising Stock Options after completion of the Compulsory Buy-Out are also eligible to participate. Employees described in the preceding two sentences are referred to as "Eligible Employees." Former employees who hold Stock Options are eligible to participate with respect to their Stock Options, but not with respect to any Orange Shares that they acquire by exercising Stock Options after the end of the Compulsory Buy-Out.

3.       Offer Period

         Eligible Employees may accept and enter into a Liquidity Agreement with France Telecom ("Liquidity Agreement") at any time during the "Offer Period". The Offer Period will begin on or about ____________, 2004 and will continue for approximately three months, unless extended by France Telecom. France Telecom will announce to Eligible Employees the exact starting and ending dates of the Offer Period. Each Eligible Employee who enters in to a Liquidity Agreement is a participant in the Plan ("Participant").

4.       Liquidity Agreements

         Liquidity Agreements shall be substantially in the form of Exhibit A attached hereto.

5.       Administrator

         The Plan is administered by a committee (the "Committee") whose members will be employees of France Telecom and/or its United States subsidiaries. The members of the Committee are appointed with the approval of, and serve at the discretion of, France Telecom and are eligible to participate in the Plan on the same terms as other Eligible Employees. Decisions of the Committee are final and conclusive in all matters relating to the Plan, including without limitation any determination of whether an individual is an Eligible Employee.

         No member of the Committee shall be liable for anything whatsoever in connection with the administration of the Plan except such member's own willful misconduct. Under no circumstances shall any member of the Committee be liable for any act or omission of any other member of the Committee. In the performance of its functions with respect to the Plan, the Committee shall be entitled to rely upon information and advice furnished by the officers of the France Telecom, the France Telecom Group accountants and counsel and any other party the Committee deems necessary, and no member of the Committee shall be liable for any action taken or not taken in reliance upon any such advice. Members of the Committee may be indemnified by France Telecom or another member of the France Telecom Group for any liabilities, expenses or losses incurred by them in connection with the administration of the Plan.

6.       Withholding

         A Participant's employer shall withhold from any amounts payable under the Plan or from Participants' other compensation the withholding taxes applicable to such amounts, including, as applicable, amounts for U.S. federal income tax, state and local income tax and employment taxes.

7.       Governing Law - Jurisdiction

         The Plan shall be subject to the laws of the French Republic. Any dispute, controversy or claim arising out or relating to this agreement shall be submitted to the exclusive jurisdiction of the courts of Paris (France).

8.       Rights as Shareholders

         a. Ordinary Shares delivered pursuant to Liquidity Agreements will be in book-entry form and no share certificates will be issued to Participants.

         b. Upon receipt of Ordinary Shares pursuant to a Liquidity Agreement, each Participant will have all of the rights of holders of Ordinary Shares, including all applicable voting and dividend rights. There can be no assurance that France Telecom will pay dividends on Ordinary Shares in the future, nor can any assurance be given as to the amount of any such dividends.

         c. France Telecom may, from time to time, offer to its shareholders rights to subscribe for additional Ordinary Shares or rights of any other nature. France Telecom may, in its sole discretion, decide not to register such rights or the securities to which such rights relate under the Securities Act, where such registration would be required in connection with the offer or sale of such rights or securities to Participants. In such case, Participants will not be permitted to purchase such securities or otherwise exercise such rights and the Committee or its delegate may dispose of such rights for the account of the Participants in a manner that it deems equitable and practicable and distribute the proceeds to the Participants (subject to the payment of any expenses incurred in connection with such disposal). Such a disposal of rights may reduce the percentage equity interest of the Participants in France Telecom.

9.       Continued Employment

         A Liquidity Agreement is not an employment agreement. Neither the Plan nor any Liquidity Agreement will confer on any Participant or Eligible Employee any rights to continued employment with Orange or any other member of the France Telecom Group.

10.      Amendment

         France Telecom reserves the right to amend the Plan at any time or from time to time or to terminate the Plan at any time without the consent of any Participant or Eligible Employee; provided, however, that no such amendment or termination shall materially adversely affect a Participant's rights under any then outstanding Liquidity Agreement without the consent of the Participant.

         By signing a Liquidity Agreement, a Participant will authorize France Telecom to proceed with the implementation, modification and renewal of any legal mechanisms and frameworks with respect to the issue, transfer or delivery of Ordinary Shares to the Participant in connection with a Liquidity Agreement, provided that (i) the number of Ordinary Shares to be delivered is not reduced and the delivery periods specified in the Liquidity Agreement are not increased and (ii) the economic substance of the transactions is not affected in any manner materially adverse to the Participant. Each Participant will agree to cooperate with France Telecom in order to proceed with the foregoing actions and accepts all amendments to the Liquidity Agreement whose purpose or effect is to adapt, or facilitate the adaptation of, the Liquidity Agreement to such mechanisms and frameworks.

11.      Term

         The Plan will continue in effect until cancellation, expiration or exercise of all Stock Options held by Participants, unless earlier terminated under Section 10.

12.      Definitions

         Capitalized terms used in this Plan have the meanings set forth below:

         "Committee" has the meaning given in Section 5.

         "Compulsory Buy-Out" means the compulsory buy-out of Orange Shares implemented by France Telecom under French law following the completion of (i) a public offer that France Telecom conducted between September 12, 2003 and October 7, 2003 to acquire existing Orange Shares and (ii) a minority buy-out of Orange Shares that France Telecom implemented following the completion of such public offer.

         "France Telecom Group" means France Telecom and its majority-owned subsidiaries.

         "Liquidity Agreement" has the meaning given in Section 4.

         "Offer Period" has the meaning given in Section 3.

         "Orange" means Orange SA, a French societe anonyme, and its affiliates.

         "Orange Shares" means the common shares of Orange SA, with nominal value of (euro)1.00 per share.

         "Ordinary Shares" means the ordinary shares of France Telecom, with nominal value of (euro)4.00 per share.

         "Participant" has the meaning given in Section 3.

         "Plan" has the meaning given in Section 1.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Stock Options" has the meaning given in Section 1.

                                    Exhibit A
                                    ---------


                               LIQUIDITY AGREEMENT
                               -------------------


BETWEEN:

     1. France Telecom, 6 place d'Alleray, 75505 Paris Cedex 15, a Societe anonyme incorporated under the laws of France, represented by Mr Michel Combes

         Hereafter referred to as "FT"


     2. Mr/Ms [Beneficiary's name, address], as holder of Beneficiary Options and/or Beneficiary Shares (both terms as defined below), and his/her heirs.

         Hereafter referred to as the "Beneficiary"

     FT and the Beneficiary are hereafter together referred to as the "Parties".


                                    PREAMBLE
                                    --------


A - It is recalled that:

     1. FT has implemented between September 12, 2003 and October 7, 2003 a public offer under the laws of France, in order to acquire existing Orange S.A. shares (the "Public Offer").

     2. Following the Public Offer, FT has implemented a minority buy-out (the "Minority Buy-Out"), followed by a compulsory buy-out (the "Compulsory Buy-Out") under the laws of France (Offre Publique de Rachat suivie d'un Retrait Obligatoire) over the remaining Orange S.A. shares.

         The Public Offer and the Minority Buy-Out were not extended to holders in the United States.

     3. Prior to the Public Offer, Orange S.A. had granted options to subscribe Orange S.A. shares under one or more Orange S.A. stock option plans (the "Orange S.A. Options").

     4.  The Beneficiary:

         (a) holds a certain number of Orange S.A. Options (the "Beneficiary Options") and is entitled, under the relevant Orange S.A. stock option plans, to subscribe for Orange S.A. shares upon exercise of his/her Beneficiary Options, and/or

         (b) holds, at the date hereof, Orange S.A. shares received subsequently to the Compulsory Buy-Out upon exercise of his/her Orange S.A. Options

         (all such shares shall hereinafter be referred to as the "Beneficiary Shares").

     5. Some Beneficiary Shares may be subject to an existing lock-up period, under the relevant Orange S.A. stock option plan, during which the Beneficiary Shares cannot be sold, assigned, donated, converted into bearer form or otherwise disposed of, as such lock-up period may be reduced in accordance with applicable regulations or the relevant plans upon the occurrence of certain events (e.g. death, disability, retirement of the Beneficiary, etc.).


B - In connection with the Public Offer, the Minority Buy-Out and the Compulsory Buy-Out, and subject to the terms and conditions hereof:

     1. FT wishes to offer the Beneficiary the possibility to enter into a into a liquidity agreement for his/her Beneficiary Shares.

     2. FT wishes, and the Beneficiary agrees, to subject all Beneficiary Shares to an additional lock-up period, covering any period during which the sale, assignment, donation, or conversion into bearer form or any other disposal of some Beneficiary Shares would have adverse tax and/or social consequences for Orange S.A. or any of its direct or indirect subsidiaries, as such adverse consequences would result from the loss of any favorable tax and/or social treatment applicable to such Beneficiary Shares.

     3. The existing lock-up period (as defined under Section A.5 above) and the additional lock-up period (as defined under Section B.2 above), taken as a whole, shall be hereinafter referred to as the "Lock-Up Period", provided that the longer of the existing lock-up period and the additional lock-up period shall be applicable. Beneficiary Shares subject to such a Lock-Up Period shall hereinafter be referred to as the "Locked-Up Shares".

     4. FT wishes, and the Beneficiary agrees, to delay the exercise of all Beneficiary Options as follows:

     (i) The exercise of Beneficiary Options will not be authorized if such exercise would result in the issue of Beneficiary Shares subject to a Lock-Up Period.

     (ii) The exercise of Beneficiary Options subject to a No-Exercise Period (as defined below) will not be authorized until the end of such No-Exercise Period.

     A "No-Exercise Period", with respect to a Beneficiary Option, is any period of time during which the exercise of such Beneficiary Option either (a) would have adverse tax and/or social consequences for Orange S.A. or any of its direct or indirect subsidiaries, as such adverse consequences would result from the loss of any favorable tax and/or social treatment applicable to such Beneficiary Option and/or the corresponding Beneficiary Shares, or (b) would result in issuing Beneficiary Shares which may not be freely assigned or transferred to FT, in the manner provided in Section 2(b) hereof, within a six Business Day period as from their date of issuance, as a result of a prohibition set by any law or regulation.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parties hereby agree as follows:

         ARTICLE 1 - DEFINITIONS

         Terms not otherwise defined in this agreement shall have the meaning ascribed to them in Exhibit 1 hereto.

         ARTICLE 2 - TRANSFER UNDERTAKINGS

         (a) Subject to all terms and conditions of this agreement, FT and the Beneficiary irrevocably agree as follows:

         (i) If the Beneficiary holds Beneficiary Options, and if he/she decides to exercise all or part of his/her Beneficiary Options, FT shall acquire from the Beneficiary, and the Beneficiary shall transfer to FT, all the Beneficiary Shares resulting from the exercise of such Beneficiary Options, and/or

         (ii) If, at the date hereof, the Beneficiary holds Beneficiary Shares received by the Beneficiary upon exercise of his/her Orange S.A. Options completed prior to the date hereof, FT shall acquire from the Beneficiary, and the Beneficiary shall transfer to FT, all such Beneficiary Shares.

         Any transfer of Beneficiary Shares pursuant to this Article 2 shall be hereinafter referred to as a "Transfer".

         (b) The Beneficiary undertakes, warrants and represents that all Beneficiary Shares transferred to FT pursuant to a Transfer shall be transferred to FT with full title guarantee, free of all Encumbrances and with all rights attached thereto.

         (c) In the event the Beneficiary receives FT shares under this agreement, FT undertakes, warrants and represents that such FT shares shall be transferred with full title guarantee, free of all Encumbrances and with all rights attached thereto.

         (d) Both Parties hereby agree that any transfer of FT shares or transfer of Beneficiary Shares pursuant to a Transfer will be suspended for any period during which such transfer is prohibited by virtue of any applicable laws or regulations.

         ARTICLE 3 - CONSIDERATION

         (a) The Beneficiary shall receive, as consideration for his/her Beneficiary Shares, and at the election of FT, cash or existing FT shares, or any combination thereof, in the following amounts:

         (i) If the consideration consists of FT shares, the Beneficiary will receive the number of FT shares which is equal to (x) the number of Beneficiary Shares transferred pursuant to the Transfer multiplied by (y) the Exchange Ratio (as defined below).

                The number of FT shares delivered shall be a whole number. In case of fractional shares, the number of FT shares shall be rounded down to the nearest whole number of FT shares. The payment of the remaining fractional share by FT to the Beneficiary shall be made in cash, and shall be equal to the Average Price multiplied by the fractional share (the "Fractional Share Cash Amount").

         (ii) If the consideration consists of cash, the Beneficiary will receive an amount equal to the number of Beneficiary Shares transferred pursuant to the Transfer multiplied by the Exchange Ratio (as defined below) multiplied by the Average Price (the "Cash Amount").

         (iii) If the consideration consists of both FT shares and cash, the above-mentioned principles will apply to each portion of the consideration received by the Beneficiary.

         (b) The Exchange Ratio shall mean the exchange ratio as used by FT under the Public Offer, i.e. 0.44 FT share for 1 Orange S.A. share.

         Such Exchange Ratio shall be adjusted by FT in the event of changes between the Public Offer and the Trigger Date (as defined below) in the share capital of FT, on the basis of Articles L.225-181 of the French Commercial code and 174-9 A of Decree n(degree)67-236 dated March 23, 1967, including any future amendments of, or additions to, such laws and regulations, if any. For the purpose of calculating such adjustment, when such laws and regulations explicitly propose a choice between different reference periods or durations, FT will always use values corresponding to the shortest reference period and the period nearest to the event triggering the adjustment.

         The new Exchange Ratio will be rounded to the nearest thousandth (with
0.0005 being rounded upwards, i.e., 0.001).

         In the event the Exchange Ratio is so adjusted, the Exchange Ratio shall mean the Exchange Ratio as adjusted and any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Exchange Ratio.

         ARTICLE 4 - CLOSING OF THE TRANSFERS

         (a) Any transfer to FT of Beneficiary Shares shall take place on the date decided by FT (each such transfer date, a "Transfer Date"). Subject to
Article 5 below, FT will use reasonable efforts for the Transfer Date to take place within a period of approximately 6 Business Days of the Trigger Date (as defined below) and FT shall require the transfer to the Beneficiary of the consideration set forth in Article 3 above to be ordered within a reasonable period of time of the Transfer Date.

         The Trigger Date shall mean:

         (i) with respect to Beneficiary Shares received by the Beneficiary upon exercise of his/her Orange S.A. Options completed before the date hereof, the date on which the Lock-Up Period applicable to such Locked-Up Shares has lapsed, if there is such a Lock-Up Period, otherwise, the 15th Business Day following receipt by the intermediary who proposed this agreement to the Beneficiary of an original copy of this agreement signed by the Beneficiary, or

         (ii) with respect to Beneficiary Shares received upon exercise of Beneficiary Options completed as from the date hereof, the date on which such Beneficiary Shares are registered in the name of the Beneficiary following their issuance.

         Notwithstanding the foregoing, FT shall be entitled at any time to suspend Transfers for a maximum period of 90 days in the event of changes in the share capital of FT. In the event of any such change, the Beneficiary shall be informed by any means chosen by FT at least 2 Business Days prior to such suspension. Such suspension may be extended or renewed by FT, to the extent necessary and up to a limit of 90 additional days.

         (b) The Beneficiary hereby promises to complete, date, sign and send to FT, upon FT's request, any transfer order ("ordre de mouvement") or any other appropriate documentation to effect the transfer of the Beneficiary Shares on each Transfer Date, pursuant to this agreement, and gives an irrevocable power of attorney to FT to complete, date and sign all such documents on his/her behalf. All the transactions described in this paragraph may be effected by electronic means, subject to the prior agreement of FT.

         (c) In the event FT shares are transferred to the Beneficiary, the transferred FT shares shall be registered in fully registered form, administered registered form or bearer form, as provided in the relevant exercise notice of the relevant Beneficiary Options, or, in the absence of any indication in such exercise notice, in fully registered form.

         ARTICLE 5 - NEWLY ISSUED SHARES

         (a) FT, at its sole discretion, may decide at any time and for any duration that all or part of the consideration for the Beneficiary Shares shall be payable within 25 Business Days of the Trigger Date. The Beneficiaries shall be informed of such decision, by any means chosen by FT and at least 10 Business Days prior to the date on which exercise notices received by Orange shall be subject to such 25 Business Day period. FT shall be entitled to suspend, interrupt, modify, resume and renew such decision at any time and any number of times, without prior notice. FT shall decide, within this 25 Business Day period, the date on which the consideration will be due (each such date, a "Payment Date").

         (b) FT may decide, at its sole discretion, on or before each Payment Date, for all or part of the Beneficiary Shares, that the Parties shall proceed as described below. On or before each Payment Date:

         (i) FT acquires the Beneficiary Shares at a price equal to the Cash Amount.

         (ii) FT decides to issue a number of FT shares which is equal to (x) the number of Beneficiary Shares transferred pursuant to the Transfer multiplied by (y) the Exchange Ratio. The number of new FT shares shall be a round number. In case of fractional shares, the number of new FT shares shall be rounded down to the nearest whole number of FT shares. The new shares shall be issued at a price equal to the Cash Amount, less the Fractional Share Cash Amount, if any.

         (iii) The Beneficiary subscribes for such new FT shares and sets-off the Cash Amount (less the Fractional Share Cash Amount, if any) against the price of such issued FT shares. FT pays to the Beneficiary the Fractional Share Cash Amount, if any.

         (iv)   FT issues such new FT shares.

         (c) The Beneficiary hereby undertakes to subscribe for FT shares upon the discretionary decision of FT, provided such subscription is made pursuant to
Article 5 hereof, and, to this effect, the Beneficiary gives an irrevocable power of attorney to FT to complete, date and sign on his/her behalf any subscription form or any other appropriate documentation to effect one or several subscriptions by the Beneficiary of newly issued FT shares by way of set-off with the Cash Amount (less the Fractional Share Cash Amount, if any) due by FT to the Beneficiary upon any Transfer. All the transactions described in this paragraph may be effected by electronic means, subject to the prior agreement of FT.

         (d) The registration in the Beneficiary's account of the newly issued FT shares shall be made within a reasonable period of time after the date of the increase of capital. Application to list the newly issued FT shares on Euronext Paris will be made periodically. If the Beneficiary has requested the transfer of the new FT shares, FT shall require that such transfer be ordered within a reasonable period of the issue of such FT shares.

         ARTICLE 6 - NEGATIVE COVENANTS

         (a) The Beneficiary undertakes not to exercise his/her Beneficiary Options until (i) the No-Exercise Period, and (ii) the Lock-Up Period applicable to the Beneficiary Shares which may be obtained upon exercise of the Beneficiary Options, if any, have expired.

          (b) The Beneficiary agrees not to sell, assign, donate, transfer, convert into bearer form or otherwise dispose of, mortgage, pledge or encumber with any Encumbrance, the Beneficiary Shares to any third party, until such Beneficiary Shares are transferred to FT.

         ARTICLE 7 - ASSISTANCE

         (a) FT may designate any third party of its choice in order to proceed with any transaction under this agreement. In particular, such third party shall be entitled to receive or send any notifications or information on behalf of FT and FT shall be entitled to subdelegate to such third party the powers FT holds pursuant to Sections 4(b) and 5(c) hereof, which is accepted by the Beneficiary.

         (b) FT, or such third party on behalf of FT, may inform the Beneficiary, from time to time, how this agreement shall be implemented from a practical standpoint.

         ARTICLE 8 - COOPERATION

         (a) The Parties hereby undertake to make every effort to ensure that all measures necessary or useful for the completion of the transactions provided for in this agreement are taken in a timely manner.

         (b) The Parties agree that FT will be entitled to proceed with the implementation, modification and renewal (the "Implementation") of any legal mechanisms and frameworks with respect to the issue, transfer or delivery of FT shares to the Beneficiary in connection with this agreement (the "Mechanisms"), provided that (i) the number of FT shares to be delivered are not reduced and the delivery periods are not increased as compared to the periods provided for in Article 5 of this agreement and (ii) the economic substance of the transactions contemplated hereby, as contemplated at the time of Implementation of such Mechanisms, is not affected in any manner materially adverse to the Beneficiary. The Beneficiary accepts to cooperate with FT in order to proceed with the Implementation of such Mechanisms and undertakes to take all useful measures to this effect. In addition, the Beneficiary accepts all amendments to this agreement which has for purpose or effect to adapt, or facilitate the adaptation of, this agreement to such Mechanisms, including, without limitation, amendment to Sections 4(b), 5(b) and 5(c) of this agreement.

          (c) The Beneficiary accepts to negotiate in good faith all proposed amendment to this agreement which would facilitate its implementation or which would be required by the circumstances.

         ARTICLE 9 - NOTIFICATIONS AND DOCUMENTATION

         (a) Except when this agreement provides that an information may be delivered by any means, any notification shall be sent by mail:

         (i)    In case of FT, at the following address and addressee:

                Monsieur le Directeur Juridique Groupe de France Telecom 6 place d'Alleray, 75505 Paris Cedex 15.

         (ii) In case of the Beneficiary, at the name and address set forth on the first page of this agreement, or at the option of France Telecom, at the business address of the Beneficiary.

         (b) Notwithstanding Section 9(a) above, FT may send any notification or information relating to the performance of this agreement by electronic means.

         (c) In case of change of address, each party can notify to the other parties his/her new address, which shall be substituted for the address above mentioned.

         (d) Any notification sent by mail shall be deemed received by the Beneficiary two Business Days after it has been sent by FT or on its behalf, or four Business Days after it has been sent by FT or on its behalf if the address of the Beneficiary is located in a country different from the country where the letter has been sent from.

         ARTICLE 10 - MISCELLANEOUS

         Severability. If any term or other provision of this agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

         No third party beneficiaries. This agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their permitted assigns or heirs and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this agreement.

         No Waiver. The waiver of any provision of this agreement shall be made in writing. Failure to request the application or implementation of any provision of this agreement shall by no means constitute a waiver to such provision.

         Assignability. This agreement may not be assigned or transferred, in whole or in part, by the Beneficiary to any third party. FT shall be entitled to assign this agreement to any direct or indirect subsidiary.

         Singular; plural. Any reference in this agreement to the singular includes the plural and vice versa.

         Amendment. This agreement may not be amended or modified except (x) by an instrument in writing signed by, or on behalf of, the Parties or (y) by waiver accepted in writing by either Party at the request of the other Party.

         Termination. FT may terminate this agreement, without notice nor indemnity, in the event the Beneficiary is in breach of his obligations, ten days after such breach has been notified to the Beneficiary and not rectified.

         Costs. Each Party shall bear its own costs, in particular tax and social security costs, in connection with the implementation of this agreement and the transactions contemplated herein, and shall hold harmless the other Party in this respect.

         Right to withdraw. This agreement shall be effective as from the date on which you sign it. The consent of the Beneficiary may however be withdrawn, in accordance with the instructions set forth in the offer documentation, immediately as from its signature and during a 14-day period starting from the receipt of a signed copy of the agreement by Orange S.A. This agreement shall then be deemed null and void. During the withdrawal period, the Beneficiary may exercise his/her Beneficiary Options and his/her Beneficiary Shares may be assigned to FT pursuant to a Transfer, it being understood that, as from the notification of such exercise or the closing of such Transfer, the Beneficiary will no longer be authorized to exercise his/her right to withdraw.

         Set-off. No amount due by FT to the Beneficiary under this agreement shall be set off with any amount due by the Beneficiary to FT, even if the conditions provided by the French Civil code for set off are satisfied.

         Governing laws. This agreement shall be governed by, and construed in accordance with, the laws of France, without reference to its conflict of law rules.

         Jurisdiction. Any dispute, controversy or claim arising out of or relating to this agreement shall be submitted to the sole jurisdiction of the courts of Paris (France).

         In witness whereof, each of the Parties hereto has executed, or has caused to be executed by their duly authorized representative, this agreement.



         Executed in two (2) originals.



         France Telecom

         Executed in Paris, on  ______________________

         Signature: __________________





         Beneficiary

         Executed in ___________(place), on ______________________(date)


         Signature: __________________

                             Exhibit 1 - Definitions

         As used in this agreement, the following terms shall have the following meaning:

         Average Price: shall mean, in respect of the FT shares, the average of the closing prices (as provided by Euronext Paris in respect of any Trading Day) of the twenty Trading Days immediately preceding (i) the Trigger Date, with respect to the Beneficiary Shares mentioned in Section 4(a)(i) hereof, or (ii) the date on which the Beneficiary Shares are issued upon exercise of Beneficiary Options, with respect to the Beneficiary Shares mentioned in Section 4(a)(ii) hereof. This average shall be calculated to two decimal places.

         Business Day: shall mean a day on which banks are open for the transaction of normal banking business in Paris (excluding Saturdays, Sundays and public holidays).

         Encumbrance: shall mean any claims, charge, pledge, security, lien, option, or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind.

         Euronext Paris: shall mean the regulated market managed by Euronext Paris S.A. For the purposes of this agreement, references to Euronext Paris shall, if the FT shares are not listed on Euronext Paris S.A. at the relevant time, be construed as references to such other United States or European Union regulated stock exchange or to any other similarly regulated markets on which the FT shares are so listed at such time. In the event the FT shares are listed on several regulated markets at the relevant time, references to Euronext Paris shall be construed as references to the primary market.

         Trading Day: shall mean a day on which Euronext Paris is open for the transaction of normal business, including of FT ordinary shares, other than a day on which Euronext Paris is open for trading but ceases trading prior to its regular weekday closing time.